UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rumble Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78137L105

(CUSIP Number)

Robert Arsov

c/o Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Telephone Number: (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Russell L. Leaf
Sean M. Ewen
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

November 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Robert Arsov
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,392,307(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,392,307(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,392,307(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 11,966,204 shares of Class A Common Stock (as defined below) issuable upon the exercise of options, of which 3,943,188 shares of Class A Common Stock issuable upon the exercise of such options are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement, dated December 1, 2021 (the “Business Combination Agreement”), by and between CF Acquisition Corp. VI (n/k/a Rumble Inc.) (“CF VI”) and Rumble Inc. (n/k/a Rumble Canada Inc.) (“Rumble Canada”) and (ii) 5,083,317 shares of Class A Common Stock that have been placed in escrow, and are subject to vesting conditions and forfeiture, pursuant to the terms of the Business Combination Agreement.

(2)	Percentage based on 280,272,754 shares of Class A Common Stock issued and outstanding (inclusive of all shares of Class A Common Stock issuable upon exchange of the ExchangeCo Shares (as defined below) and which also includes shares of Class A Common Stock and ExchangeCo Shares held in escrow pursuant to the terms of the Business Combination Agreement) as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2023. “ExchangeCo Shares” means exchangeable shares in 1000045728 Ontario Inc., a corporation formed under the laws of the Province of Ontario, Canada, and an indirect, wholly owned subsidiary of the Issuer.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed in relation to the shares of the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Rumble Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed by the Reporting Person on September 26, 2022 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”). The principal executive offices of the Issuer are located at 444 Gulf of Mexico Drive, Longboat Key, Florida 34228. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Robert Arsov (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is c/o Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019-6099.

(c)	The Reporting Person’s principal occupation or employment is entrepreneur and investor.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On November 18, 2023, the Reporting Person entered into a 10b5-1 trading plan (the “Plan”) intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended. The Plan provides for the sale of up to an aggregate of 1,000,000 shares of the Company’s Class A Common Stock commencing April 2, 2024. The Plan terminates on the earlier of December 5, 2024 or the date all shares under the Plan are sold.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 27,392,307 shares of Class A Common Stock (as determined and described in note 1 above), which represent 9.4% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 2 above).

(b)	The Reporting Person has sole power to vote and sole power to dispose of 27,392,307 shares of Class A Common Stock.

(c)	No transactions in the Issuer’s capital stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above and Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2023	/s/ Michael Ellis, as attorney-in-fact
Robert Arsov